News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	July 26, 2024

Seabridge Gold Receives its KSM Substantially Started Designation from the BC Government

Toronto, Canada … Seabridge Gold announced today that its wholly owned subsidiary, KSM Mining ULC ("KSM Co"), has received its "substantially started" designation from the BC Government for its 100% owned KSM Project.  This designation affirms the validity of the BC Environmental Assessment Certificate ("EAC") for the life of the KSM Project.

Under the B.C. Environmental Assessment Act, a project's EAC expires if the project has not been substantially started by the deadline specified in its EAC. However, the B.C. Minister of Environment and Climate Change Strategy may determine that a project has been 'substantially started' before the deadline, in which case the EAC is no longer subject to expiry. KSM's EAC deadline was July 29, 2026. KSM Co. has spent over $1 Billion since acquiring the KSM Project in 2001, of which in excess of $800 Million has been spent to advance the project after the issuance of the EAC in July 2014.

Seabridge Chairman and CEO Rudi Fronk stated: "This is a significant regulatory milestone for the KSM Project, positioning it to become a multigenerational economic anchor for northwestern BC. We thank the Government of British Columbia, and especially the Environmental Assessment Office, for their recognition of the significant work already completed at KSM. This decision reaffirms BC's support of responsible mining projects and the development of a stronger critical mineral supply chain needed for effective climate action. KSM's large copper reserve can contribute to meeting North America's technology, defense, and security objectives while the project can also promote the economic wellbeing of our Indigenous partners. We greatly appreciate the support that we received from the Nisga'a and Tahltan Nations, the Gitxsan Hereditary Chiefs Office, the Village of Hazelton, the District of New Hazelton, the Town of Smithers, the District of Stewart, the City of Terrace, the Regional District of Kitimat-Stikine, B.C. Hydro and the Mining Association of British Columbia."

Mr. Fronk concluded: "This decision provides the regulatory assurance we have needed to move forward with joint venture discussions for the KSM Project."

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

Telephone: 416-367-9292  www.seabridgegold.com

Forward Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the decision opening opportunities for faster advancement of the KSM Project; (ii) KSM's large copper reserve being able to contribute to meeting North America's technology, defense, and security objectives while also promoting the economic wellbeing of our Indigenous partners; and (iii) the decision providing the regulatory assurance needed to support joint venture discussions for the KSM Project.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: (i) the opportunities for the faster advancement of the KSM Project may not materialize; (ii) the KSM Project does not ultimately go into production; (iii) other factors may result in potential joint venture partners not favourably concluding joint venture discussions, and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

Telephone: 416-367-9292  www.seabridgegold.com